Exhibit 99.1

Calyxt Announces New Technology Framework Agreement with Plant Bioscience Limited to Expand IP Portfolio

ST. PAUL, Minn.--(BUSINESS WIRE)--March 9, 2017--Calyxt, Inc., a Minnesota-based company developing healthier food products to benefit both consumers and growers, announced today that the Company has signed a technology framework agreement with Plant Bioscience Limited (PBL) to expand Calyxt’s intellectual property (IP) portfolio to include new product-based IP from leading academic institutions around the world. Under the new agreement, PBL will offer newly developed technologies to Calyxt for evaluation and possible acquisition.

Calyxt previously announced licensing agreements with PBL that boosted the trait development pipeline at the Company, including those for a resistance trait for powdery mildew - a devastating disease in wheat, as well as for rice and corn - developed through gene editing by the Institute of Genetics and Developmental Biology (IGDB, Beijing). This new collaboration brings PBL’s expertise and network as part of an overall strategy to expand Calyxt’s existing trait portfolio and will expedite Calyxt’s ability to grow its crop development pipeline.

“Our continued partnership with PBL is crucial for expanding our product development pipeline strategy and trait portfolio,” said Calyxt’s CEO Federico Tripodi. “As a consumer- and product-focused company, Calyxt’s ability to license traits that are developed by world-class academic institutions will ensure that Calyxt is ahead of the curve in developing the healthiest and most sustainable food products, with traits that consumers all over the world desire.”

“Each day, new and exciting breakthroughs in agricultural science and research are taking place around the world,” added Dr. Jan Chojecki, PBL’s Managing Director. “We are pleased to continue and expand upon our partnership with Calyxt to enable the traits and technologies that are being developed to create healthier food products that benefit both consumers and farmers as they continue down the path to market.”

About Calyxt

Calyxt, Inc. is a fast-growing, consumer-oriented ag company that utilizes its innovative, patented TALEN® technology to usher in a new era of agriculture and develop crop products with healthier characteristics for consumers – all the while helping farmers and food and agriculture industries reduce their environmental footprints in the context of climate change. Calyxt believes that agricultural technologies can have a profound, positive impact on humanity and is looking to engage those who share this passion for food and agriculture. Calyxt is located in Minneapolis-St. Paul, Minn., and is a wholly owned subsidiary of Cellectis.

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For further information please visit our website: www.calyxt.com
Calyxt™ and the corporate logo are trademarks owned by Calyxt, Inc.

Talking about gene editing? We do it.
TALEN® is a registered trademark owned by the Cellectis Group.

About PBL

PBL (Norwich, UK) invests in and promotes innovative technologies from public and private sources worldwide and is owned jointly by the John Innes Centre, The Sainsbury Laboratory, and the BBSRC (Biotechnology and Biological Sciences Research Council). www.pbltechnology.com

CONTACT:
For Calyxt
Media:
Jennifer Moore, 917-580-1088
VP Communications
media@calyxt.com
or
Caitlin Kasunich / Nick Opich
KCSA Strategic Communications
212-896-1241 / 212-896-1206
ckasunich@kcsa.com / nopich@kcsa.com
or
Investor Relations:
Simon Harnest, 646-385-9008
VP Corporate Strategy and Finance
simon.harnest@cellectis.com

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